中国石油天然气股份有限公司 PetroChina Company Limited

November 10, 2021

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PetroChina Company Limited

Form 20-F for Fiscal Year Ended December 31, 2020

Filed April 29, 2021

File No. 001-15006

Dear Sir/Madame,

I refer to the letter from the staff of the Commission (the “Staff”) dated September 30, 2021 (the “Letter”) relating to the annual report of PetroChina Company Limited (“PetroChina” or the “Company”) on Form 20-F for the fiscal year ended December 31, 2020 which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2021. Set forth below are the Company’s responses to the comments contained in the Letter. The numbered paragraphs below correspond to the paragraphs of the Letter, which have been retyped below in bold for ease of reference.

Risk Factors

Risks Related to Government Regulation, page 11

1.

Your operations in China currently contribute the large majority of your revenue. Expand the disclosure under this risk factor to also provide specific and prominent disclosure about the legal and operational risks associated with operating in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

The Company respectfully advises the Staff that for its future Form 20-Fs it will provide more specific and prominent disclosure about the legal and operational risks associated with operating in China. For its proposed revisions to the disclosure under the relevant risk factors, please see the response to Comment 3.

The Company respectfully draws the Staff’s attention to the fact that since the listing of Company’s ADSs in the U.S., China’s economic policies, laws and regulations have been continuously evolving, and the Company has maintained relatively steady production and operations and has remained China’s leading oil and gas producer and seller with integrated upstream and downstream operations. Like other oil and gas companies, the Company is currently facing and over a long term is expected to face certain challenges posed by policies and laws in relation to climate change, as discussed elsewhere in this letter. That being said, the Company believes that, over a long term, petroleum will remain one of the main energy sources for China; and the market demand for natural gas as a clean and low-carbon energy, will continue to grow and the natural gas business of the Company will continue to be a mainstay of the Company. The Company is currently not aware of any trend in the development of China’s policies or regulations which could result in an unforeseeable material adverse change in its operations and/or could cause the value of its ADSs to significantly decline or be worthless or significantly limit or completely hinder its ability to offer securities to investors or otherwise raise funds.

2.

We note your disclosure that your operations, like those of other People’s Republic of China oil and gas companies, are subject to extensive regulations and control by the People’s Republic of China government. Revise the disclosure under this risk factor to also provide specific and prominent disclosure about the risks that operating in China poses to investors. In particular, describe the regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs.

Response:

The Company respectfully advises the Staff that for its future Form 20-Fs it will provide more specific and prominent disclosure about the legal and operational risks associated with operating in China. For its proposed revisions to the disclosure under the relevant risk factors, please see the response to Comment 3.

The Company understands that China’s legislative procedures generally require soliciting comments from relevant market players, professional institutions and persons or the general public prior to the enactment or amendment of any law, regulation or policy. The Company has the opportunity to comment on most of the laws, regulations and policies proposed to be enacted or amended by the Chinese government which would have a material effect on the Company, and some comments of the Company have been accepted in the past. Admittedly, the Company cannot guarantee that relevant laws, regulations or policies enacted will ultimately be favorable to us.

3.

You disclose that because your operations are subject to extensive regulations and control by the People’s Republic of China, you may face significant constraints on your ability to implement your business strategies, to develop or expand your business operations or to maximize your profitability. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to provide specific and prominent disclosure highlighting the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs.

Response:

The Company respectfully advises the Staff that the Chinese government does not directly interfere with the Company’s daily operations. The Company complies with applicable laws and regulations, and is operated and managed by its established corporate governance.

The Company’s disclosure under the relevant risk factors (i.e., under the heading “Risks Related to Government Regulation”) and other risk factors, such as “Risks Related to Macro Economic Conditions”, “Risks Related to Competition”, “Risks Related to Financial Reporting Differences”, “Risks Related to Pricing and Exchange Rate”, “Risks Related to Environmental Protection and Safety Production”, “Risks Related to Climate Change” and “Risks Related to Audit Reports Prepared by an Auditor who is not Inspected by the Public Company Accounting Oversight Board”, already cover various risks related to government regulations in China. Going forward, the Company will expand the disclosure under the related risk factors to provide more specific and prominent disclosure as requested by the Staff, while taking into account materiality and applicability.

For its future Form 20-Fs, the Company proposes to revise the disclosure under the heading entitled “Risks Related to Government Regulation” to the following:

“Risks Related to Government Regulation

Our operations in China currently contribute the large majority of our revenue. Accordingly, our operations may be affected by economic and industrial policies in China.

Although we have business operations in other countries and regions, our operations in China currently contribute the large majority of our revenue. Accordingly, our financial condition and results of operations are affected to a significant extent by economic and industrial policies in China. The PRC government regulates industry development by implementing industrial policies, and also plays a significant role in regulating the economy by allocating resources, imposing market-entry conditions, setting financial and tax policy, foreign exchange policy and monetary policy, and regulating financial services and institutions. Some of these measures may benefit the overall Chinese economy, but may also have an adverse effect on us. For example, in order to implement its undertakings under the Paris Agreement, the Chinese government strives to hit carbon peak by 2030 and achieve carbon neutrality by 2060. To that end, China has introduced and is expected to introduce a series of economic policies and supporting laws and regulations. This would undoubtedly be of critical significance to the sustainable development of both China and the whole world. But at the same time, it would also pose severe challenges to the Company’s oil extraction and refining operations, and drive us to adjust our operational strategies and initiate steps to expand into new energy business. If our efforts to address climate change fail to produce satisfactory results, the overall operations, liquidity, profitability and the value of the ADSs of our company may suffer an adverse effect.

The industry in which we operate is subject to extensive regulations by the PRC government. We may face significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability.

Our operations, like those of other PRC oil and gas companies, are subject to extensive regulations by the PRC government. These regulations relate to many material aspects of our operations, such as exploration and production licensing, pricing limits of oil and gas products, industry-specific and product-specific taxes and fees and environmental and safety standards. As a result, we may face significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability.

Currently, the PRC government must approve the construction of significant refining and petrochemical facilities as well as the construction of significant crude oil, natural gas and refined product pipelines and storage facilities. We presently have several significant projects pending approval from the relevant government authorities and will need to seek approvals from the relevant government authorities in connection with several other significant projects. We do not have control over the timing or outcome of these approvals. See “Item 4 — Information on the Company — Regulatory Matters”.

PRC laws, regulations and legal requirements dealing with economic matters continue to evolve, and the PRC laws and regulations are different from those in the United States and other common law jurisdictions in legislation, law enforcement and the judiciary aspects. As a result, the exercise of rights by ADS holders may be adversely affected.

PRC laws, regulations and legal requirements dealing with economic matters have experienced rapid development during the decades after China’s adoption of the reform and opening-up policy, especially during the most recent two decades. Some laws having a material effect on our company may be put into force or implementation without any transitional period or only after a very short transitional period, which have required us to quickly adjust our operation and compliance strategies. Because of the limited volume of China’s published judicial interpretations and the non-binding nature of prior court decisions in China, the interpretation and enforcement of these laws, regulations and legal requirements involve some uncertainty. The PRC laws and regulations with respect to companies, securities and litigations are different in certain important aspects from those in the United States, Hong Kong and other common law jurisdictions, and most of our assets are located in the PRC and most of our directors and substantially all of our executive officers reside in the PRC. As a result, it may be difficult or impossible for our shareholders (including holders of our ADSs) to bring an action against us or our directors and officers in an event that they believe their rights have been infringed. Even if any shareholders are successful in an action of this kind, they may be unable to enforce the judgment against our assets or the assets of our directors and officers.

Furthermore, due to jurisdictional limitations, the ability of U.S. authorities, such as the U.S. Securities and Exchange Commission, or the SEC, and the U.S. Department of Justice, or the DOJ, to investigate and bring enforcement actions against us may be limited. PRC laws may constrain the ability of our company and our directors and officers to cooperate with such an investigation or action. For example, according to Article 177 of the newly amended PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Without the consent of China Securities Regulatory Commission, or CSRC, and other relevant PRC authorities, no organization or individual may provide documents or materials relating to securities business activities to overseas parties. As a result of the foregoing, our shareholders (including holders of our ADSs) may have difficulty in protecting their interests through actions against our company, directors, officers or our majority shareholder. Shareholder protection through actions initiated by the SEC, DOJ and other U.S. authorities may also be limited. All these may have an adverse effect on the exercise of rights by the holders of our ADSs.”

Risks Related to Controlling Shareholder, page 13

4.

As of December 31, 2020, China National Petroleum Corporation was your controlling shareholder and beneficially owned approximately 80.41% of your share capital. Please revise to provide this information as more prominent disclosure in your filing and to provide specific disclosure that identifies who controls China National Petroleum Corporation.

Response:

The Company respectfully advises the Staff that the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China (“SASAC”) controls China National Petroleum Corporation (“CNPC”). SASAC performs its duties as an investor with respect to and supervises assets of the state-owned assets in each enterprise invested by it, in accordance with the Company Law of the People’s Republic of China and the Law of the People’s Republic of China on the State-Owned Assets in Enterprises, etc. Going forward, the Company will specifically identify that SASAC controls CNPC in the disclosure under this risk factor.

Risks Related to Climate Change, page 15

5.

Disclose the specific material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

6.	Disclose any material litigation risks related to climate change and the potential impact to the company.

Responses to Comments 5 and 6:

The Company respectfully advises the Staff that it proposes to expand the disclosure under the risk factor entitled “Risks Related to Climate Change” for its future Form 20-Fs as follows:

“In recent years, the oil industry has faced increasingly severe challenges posed by global climate change. Numerous international, domestic and regional treaties and agreements which restrict carbon emissions have been executed and become effective. China and some other countries in which we operate have adopted, or are considering the adoption of, regulations to reduce carbon emissions. These include the adoption of carbon emissions “cap and trade” regimes, carbon taxes, more stringent efficiency standards, and incentives or mandates for clean energy. The Chinese government has announced that China strives to hit carbon peak by 2030 and achieve carbon neutrality by 2060. These policies and measures will bring opportunities to our new energy business, but may lead to changes to our oil extraction and refining businesses. We will continue to enhance our oil and gas exploration and development while seek to explore and use new energy sources, aiming to achieve an integrated development of fossil energy and clean energy. Our proposed initiatives to pursue this strategy will include: to put more efforts into the development and exploitation of geothermal energy, solar energy, wind energy, hydrogen energy and other new energy; to promote the substitution of energy used for our operation with clean energy; to promote the development of gas-to-power business; to increase investments in R&D of new energies; to enhance carbon capture, utilization and storage measures; and to improve the overall refinery yield of crude oil. Our company endeavors to hit carbon peak around 2025 and achieve near-zero emissions around 2050. In the course of striving to achieve this goal, we expect to encounter the following major risks:

•

In terms of market position: As a result of the accelerating energy transition in China, clean energy players are expected to be offered more development opportunities and become increasingly competitive. On the contrary, the share of fossil fuels in primary energy consumption is expected to decrease. The Chinese government plans to increase the share of non-fossil fuels in primary energy consumption from 15% in 2019 to around 25% by 2030. This would have an effect on our position in the refined oil market and our development strategies for the new energy market that we are currently implementing.

•

In terms of liquidity: In order to achieve successful energy transition, we expect to spend more on developing and obtaining new technologies and investing in and implementing our business expansion strategy. This will require our company to maintain an appropriate level of liquidity sufficient to support our transition strategies.

•

In terms of compliance: The Chinese government is expected to introduce more stringent policies for carbon emission controls, which could increase our company’s compliance cost. Any noncompliance with any carbon emission requirement may subject our company to government investigation or penalties as well as civil legal proceedings.

•

In terms of reputation: A low carbon profile has become an important indication of the influence of energy companies and a major concern for stakeholders. If our company fails to meet its low-carbon development goals, our reputation may be affected adversely.

•

In terms of physical impact: Natural disasters such as typhoon, rainstorm, flood, and landslide caused by climate change may directly damage our company’s assets and business operations, and the resulting tentative disruption to the supply chain can indirectly affect our operations.

See also “Risk Factors Related to Environmental Protection and Safety Production”.

Item 4. Information on the Company Exploration and Production, page 22

7.

You disclose certain information for areas located outside China as a single line item described as “Overseas” on pages 25 and 29, and/or combined with certain other geographic areas located in China as a single line item described as “Other Regions” and “Other” on pages 26 through 27 and page 29. Items 1202 and 1204 of Regulation S-K require disclosure by geographic area. Provide us with a list of the individual continents and the individual countries located in each continent for the geographic areas located outside China and tell us your proposed disclosure revisions to address the requirements in Items 1202(a)(1) and 1204(a).

Please similarly revise your disclosure of the Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited) on pages F-71 through F-79 to present the information required by FASB ASC 932-235-50-3 through 50-35A by separate geographic area.

Refer to the disclosure requirements in Item 1201(d) of Regulation S-K and FASB ASC 932-235-50-6 through 50-11B for further clarification or guidance regarding disclosure by geographic area.

Response:

The Company respectfully advises the Staff that most of its proved reserves are located in China. In the years ended December 31, 2018, 2019 and 2020, the Company’s overseas proved reserves, taken together, accounted for 5.6%, 5.2% and 6.2% of its total proved reserves, respectively. No individual country, region or continent, outside China, contained 15% or more of the Company’s total proved reserves, i.e., the threshold for disclosure by country or by continent as required by Items 1202(a)(2) and 1204(a) of Regulation S-K. As a result, the Company does not believe it needs to provide the disclosure of its reserves located outside China by geographic area to identify the countries, regions and continents in which its overseas reserves were located. Where in the future, if any individual country, region or continent outside of China contains 15% or more of the Company’s total proved reserves, the Company will provide breakdown disclosure.

8.

You disclose the number of exploration and development wells drilled under the column “Others” on page 27; the number of wells in the process of being drilled and with multiple completions on page 28; the number of productive wells and amounts of developed and undeveloped acreage under the line item “Other Regions” on page 28; the crude oil and natural gas prices in the individual line items “Average Sales Price” and “Average Realized Price” on page 29; and the crude oil and natural gas average realized prices and average lifting costs under the line item “Overall” on page 30. Tell us if these disclosures include figures relating to wells and acreage for geographic areas located outside China.

If your disclosures include information for geographic areas located outside China, revise your disclosures to provide this information separately by geographic area to comply with the requirements in Items 1205(a)(1) and (a)(2); Item 1206(a); Items 1208(a) and (b); and Items 1204(b)(1) and (b)(2) of Regulation S-K. Refer to our comment one and the disclosure requirements in Item 1201(d) of Regulation S-K for further clarification or guidance regarding disclosure by geographic area.

Response:

The Company respectfully advises the Staff that, other than the figures in the “Overall” row on page 30 (contained in the table disclosing the average sales prices and average lifting costs of crude oil and natural gas of the Company on an overall basis and those in China), which includes figures for geographic areas located outside China, none of the other figures mentioned by the Staff in this comment include figures for geographic areas located outside China. For its future Form 20-Fs, considering that (i) the number of wells located outside China is immaterial; (ii) the models of cooperation between the Company and different partners for the operation of such overseas wells are different; and (iii) in order to be consistent with the presentation of the reserves and production disclosure in the other parts of its Form 20-F (i.e., only data for any individual country or continent that contains 15% or more of the total proved reserves of the Company would be individually disclosed), for the number of different types of wells and the acreage located in foreign geographic areas, the Company intends to disclose the totals for such numbers of wells and acreage under a column designated as “Overseas Total” instead of disclosing such data by continent or by country.

The following table sets forth the numbers of wells located in foreign geographic areas the Company drilled, or in which the Company participated, and the results thereof, calculated by equity method, in each of 2018, 2019 and 2020. For reference, the corresponding China totals are also provided herewith.

Year		Overseas Total	China Total
2018	Net exploratory wells drilled	24.9	1,778
	Crude oil	18.2	1,109
	Natural gas	0.8	180
	Dry	5.9	489
	Net development wells drilled	441.3	15,177
	Crude oil	428.9	12,093
	Natural gas	12.0	3,010
	Dry	0.4	74
2019	Net exploratory wells drilled	34.6	1,579
	Crude oil	23.5	1,083
	Natural gas	1.8	169
	Dry	9.3	327
	Net development wells drilled	478.8	14,503
	Crude oil	469.2	11,822
	Natural gas	9.6	2,609
	Dry	0	72
2020	Net exploratory wells drilled	24.0	1,539
	Crude oil	17.9	998
	Natural gas	1.8	144
	Dry	4.3	397
	Net development wells drilled	210.5	12,063
	Crude oil	209.5	9,768
	Natural gas	1.0	2,232
	Dry	0	63

As of December 31, 2020, the Company had 17 net exploratory wells being drilled outside China (and by contrast, 363 net exploratory wells were being drilled in China). In 2020, we completed 58 net wells with multiple completions outside China (and by contrast, we had completed 6,459 net wells with multiple completions in China).

The following table sets forth the totals for the numbers of all of the Company’s productive wells and the totals for all of the Company’s acreage located in foreign geographic areas as of December 31, 2020.    For reference, the corresponding China totals are also provided herewith.

			Acreage (Thousand acres)
	Productive Wells		Developed		Undeveloped
Geographic Area	Crude Oil	Natural Gas	Crude Oil	Natural Gas	Crude Oil	Natural Gas
Overseas (total)	8,033.3	224.3	282.06	38.17	23.92	11.12
China (total)	255,495	36,862	5,196.84	8,525.18	2,925.99	5,145.37

9.

Expand the disclosure under the section entitled “Reserves” on page 22 to provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. Refer to the disclosure requirements in Item 1202(a)(6) of Regulation S-K.

Response:

The Company respectfully advises the Staff that we adopt methods generally accepted in the industry to assess our proved reserves, including production decline curve analysis methods, volumetric methods, material balance methods, and reservoir simulation methods, or a combination of these methods, and took into account economic conditions in performing the assessments. Basic information used by us to assess our proved reserves estimates include geological, geophysical, engineering and financial data as well as other relevant data. In order to satisfy the requirements for establishing a reasonable certainty for proved reserves, including material increase in proved reserves estimates, we adopt field-tested repeatable and consistent reliable technologies, including, among others, logging, 3D seismic data, rock core analyses, static or dynamic pressure tests and production well testing. To the extent that appropriate analogous reservoirs are available, we will use analogous reservoir parameters to enhance the quality of our reserve assessment results so as to be consistent with the reliable results required for proved reserves assessment as specified in applicable SEC rules. Going forward, we will expand the disclosure under the section entitled “Reserves” of our Form 20-F to include this disclosure.

10.

Expand your acreage disclosure to include material concentrations of expiring gross and net undeveloped acreage by geographical area. Refer to the disclosure requirements in Items 1201(d) and 1208(b) of Regulation S-K.

Response:

The Company respectfully advises the Staff that as disclosed by the Company in the “Regulatory Matters” section under Item 4 on its Form 20-F for 2020, the term of the production licenses of the Company covering its acreage located in China varies from 10 to 30 years, depending on the actual size of the blocks. The Company’s production licenses with respect to its oil and gas acreage located in China are renewable upon application prior to expiration. As such, the expiration of any of the Company’s production licenses would not have a material effect on the Company’s undeveloped acreage located inside China. The Company’s developed and undeveloped acreage located outside China relates to multiple concessions, blocks and leases, which have materially different contractual terms and conditions. The term of the Company’s licenses for acreage development outside China generally varies from 20 to 30 years, and the contracts for certain projects are renewable on a preferred basis upon application prior to expiration. The Company’s decision as to whether to apply for a renewal of its production license for any project located outside China depends on its assessment of the prospects of such project and the need of its development strategies. The Company’s undeveloped acreage located outside China, taken together, accounts for an insignificant percentage in the Company’s total acreage, and none of the Company’s undeveloped areage located outside China will expire in the near future. Going forward, if there is any material expiring acreage, the Company will make disclosure in its future Form 20-Fs.

Item 5. Operating and Financial Review and Prospects, page 50

11.

We note statements in your CSR report indicating that your board of directors attaches great importance to the management of climate change-related risks and opportunities and incorporates them into the company’s development plan. Your CSR report also indicates that the philosophy of sustainability is deeply integrated in the entire process of your business operation and notes your commitment to contribute to global carbon reduction. We also note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Response:

The Company respectfully advises the Staff that its ESG report or CSR report (the “CSR Report”) was prepared and published as required by the Hong Kong Stock Exchange (“HKEX”) and in accordance with HKEX’s Environmental, Social and Governance Reporting Guide and other applicable industrial guides. The CSR report was also furnished with the SEC on Form 6-K on March 26, 2021. Certain information relating to climate change contained in the CSR Report, such as the information disclosed under relevant risk factors and the information relating to energy conservation and emissions control has already been disclosed in the relevant sections in the Company’s Form 20-F for 2020, including the paragraphs entitled “Risks Related to Climate Change”, “Risks Related to Competition”, and “Risks Related to Environmental Protection and Safety Production” under the “Risk Factors” section in Item 3 Key Information, and the “Environmental Matters” section in “Item 4 Information on the Company”, the paragraph entitled “Environmental Regulations” under the “Regulatory Matters” section in “Item 4 Information on the Company”, the “Trend Information” section in “Item 5 Operating and Financial Review and Prospects”, and the “Board Practices” section in “Item 6 Directors, Senior Management and Employees”. In addition, the Company respectively advises the Staff that 2021 is the first year for the Company’s implementation of the action plan to achieve the goals for carbon peak and carbon neutrality set by the Chinese government, and the Company has made and will make necessary arrangements for relevant work. The Company will include the material information in this regard in its future Form 20-Fs.

12.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for goods that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower missions;

•	increased demand for generation and transmission of energy from alternative energy sources; and

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Response:

The Company respectfully requests the Staff to see its response to Comments 5 and 6.

13.	Quantify any material increased compliance costs related to climate change.

Response:

The Company respectfully advises the Staff that the table below sets forth the major compliance work performed, substantial direct investments made, and substantial costs and tax incurred by the Company during the past three years in order to satisfy the environmental requirements, including but not limited to climate change:

Compliance Matters	Investments/Costs/Tax (RMB in 100 millions)
	2018	2019	2020
Oil quality upgrading	39.0	17.6	4.8
Environmental protection project investments*	27.0	23.0	29.4
Environmental protection tax*	1.40	1.39	1.43

*	The information disclosed hereunder has already been provided in the Form 20-F for 2020.

Now, the Company has almost completed the oil quality upgrading at its refineries to comply with the stringent requirements for environment-friendly oil products and other standards. The Company expects that its future compliance costs will mainly consist of costs to be incurred in connection with environmental protection project investments, purchase of carbon emission quota, payment of environmental protection tax, and other costs in connection with future regulatory compliance requirements as imposed by the government from time to time. “Environmental protection project investment” refers to ongoing investments made by the Company into environmental protection projects at its refineries for the purpose of complying with applicable environmental requirements imposed by the Chinese government, including requirements related to climate change and other general environmental protection requirements. As for the costs for carbon emission quota, please see the response to Comment 14 below.

14.	If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

Response:

The Company respectfully advises the Staff as follows:

China’s carbon emissions allowances (“CEA”) trading system is becoming increasingly mature. In 2021, China officially launched its new National Emissions Trading Market (the “Market”). Seven of the Company’s petrochemical subsidiaries with coal-fired power generation operations have been included in the CEA trading system of the Market. Because the Chinese government proposes to include all petrochemical enterprises in the CEA trading system of the Market during the 14th Five-Year Plan period (covering the years from 2021 to 2025), the Company expects that during the 14th Five-Year Plan period, 20 petrochemical enterprises of the Company are expected to be so included. Although the Chinese government has not yet officially promulgated the scheme for CEA allocation among petrochemical enterprises, based on the CEA allocation principles and practices currently adopted by the Chinese government and the Company’s efforts to enhance its level of carbon emission management and other plans of the Company to address CEA related issues, the Company understands that China’s existing CEA regime will have some effect on its business, but it will not lead to material constraints on the Company’s ability to conduct normal production and operation or to obtain with reasonable cost the necessary CEA required to carry out its normal business operations. As a result, the CEA regime would not have a material adverse effect on the business, financial condition, or results of operations of the Company. Going forward, the Company will provide updated disclosure on any impact of relevant policy changes in its future Forms 20-Fs.

15.	If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

•	severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;

•	quantification of any material weather-related damages to your property or operations;

•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and

•	any weather-related impacts on the cost or availability of insurance.

Response:

The Company respectfully advises the Staff that based on its past experience, climate change has not had significant physical effects on its operations or results. Natural disasters such as typhoon, rainstorm, flood, and landslide caused by climate change may directly damage the Company’s assets and business operations, and the resulting tentative disruption to the supply chain will indirectly affect the Company. In order to fight against natural disasters, the Company has put in place disaster prevention and relief measures. For example, the Company’s production and operation facilities meet or exceed applicable industry standards for protection against floods, fires, lighting, or extremely high or low temperatures. For its key assets susceptible to operational risks, the Company has bought such insurance policies as enterprise property insurance and catastrophe risk transfer insurance, which cover such risks as typhoons, rainstorms, floods and landslides. The losses actually suffered by the Company in certain disasters were compensated by such insurances. The Company has proactively implemented emergency plans in preparation for extreme weather conditions to minimize possible losses. In addition, most of the assets of the Company are located in inland areas and in the temperate zones, and very few assets of the Company are located in areas below sea level or in frigid zones. As a result, in general, climate change is expected to have an insignificant physical effect on the Company’s operations or results.

Exhibit Number 15.4 Reserves Report for the Year Ended on December 31, 2020 Prepared by GLJ Petroleum Consultants, page 121

16.

The reserve report filed as Exhibit 15.4 does not appear to address all of the requirements pursuant to Items 1202(a)(7) and (a)(8) of Regulation S-K. Please obtain and file a revised reserve report to address the following points.

•	The report should include the qualifications of the technical person(s) within the engineering firm primarily responsible for overseeing the preparation of the estimates (Item 1202(a)(7)).

•	The report should state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the United States Securities and Exchange Commission (Item 1202(a)(8(i)).

•	The report should include the date on which the report was completed (Item 1202(a)(8)(ii)).

•	The report should state the proportion of the Company’s total proved reserves covered by the report (Item 1202(a)(8)(iii)).

•	The report should include a statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

•

The report should specify the average realized prices after adjustments for location and quality differentials, by product type including natural gas liquids, if any, for the reserves included in the report as part of the discussion of the economic assumptions (Item 1202(a)(8)(v)).

•	The report should include a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi).

•	The report should include a statement that the third party used all methods and procedures as it considered necessary under the circumstances to prepare the report (Item 1202(a)(8)(viii)).

17.

The reserve report refers to the results of other reports dated January 2, 2021 and February 8, 2021, which are not included with the exhibit. Please obtain and file a revised report to include the referenced reports as supplemental information, or remove these references if you do not intend to include this supplemental information with the filed report.

18.

The reserve report disclosure, under the section entitled “Independent Petroleum Consultant’s Consent”, includes a statement indicating the revenue projections presented in the report are based in part on forecasts of market prices, currency exchange rates, inflation, and market demand. Rule 4-10(a)(22)(v) requires the estimates of proved reserves be determined using existing economic conditions, excluding escalations based upon future conditions. If the estimates, including estimates of the quantities and associated values presented in Exhibit 15.4, do not fulfill the requirements under Rule 4- 10(a)(22)(v) of Regulation S-X, please revise the report as necessary. If the estimates were prepared using existing economic conditions, obtain and file a revised report to remove language to the contrary.

Responses to Comments 16, 17 and 18:

The Company respectfully advises the Staff that the reserves report filed as Exhibit 15.4 has been revised to incorporate your comments. Please see the revised Exhibit 15.4 filed herewith.

Exhibit Number 15.5 Reserves Report for the Year Ended on December 31, 2020 Prepared by McDaniel & Associates Consultants, Ltd., page 121

19.

The reserve report filed as Exhibit 15.5 does not appear to address all of the requirements pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserve report to address the following points.

•	The report should state the proportion of the Company’s total proved reserves covered by the report (Item 1202(a)(8)(iii)).

•	The report should include a statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

•

The report should specify the initial benchmark and the average realized prices after adjustments for location and quality differentials, by product type including natural gas liquids, if any, for the reserves included in the report as part of the discussion of the economic assumptions (Item 1202(a)(8)(v)).

•	The report should include a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi)).

•	The report should include a discussion regarding the inherent uncertainties of reserves estimates (Item 1202(a)(8)(vii)).

20.

The reserve report presents the results of a net present value sensitivity analysis not disclosed in the filing on Form 20-F. Please revise your filing to include this information, or obtain and file a revised reserve report that removes this analysis if you do not intend to include this supplemental information in your filing.

Responses to Comments 19 and 20:

The Company respectfully advises the Staff that the reserves report filed as Exhibit 15.5 has been revised to incorporate your comments. Please see the revised Exhibit 15.5 filed herewith.

Item 19. Exhibits

Exhibit Number 15.3 Reserves Report for the Year Ended on December 31, 2020 Prepared by Ryder Scott, page 119

21.

The reserve report filed as Exhibit 15.3 does not appear to address all of the requirements pursuant to Items 1202(a)(7) and (a)(8) of Regulation S-K. Please obtain and file a revised reserve report to address the following points.

•	The report should include the qualifications of the technical person(s) within the engineering firm primarily responsible for overseeing the preparation of the estimates (Item 1202(a)(7)).

•	The report should state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the United States Securities and Exchange Commission (Item 1202(a)(8)(i)).

•	The report should include the date on which the report was completed (Item 1202(a)(8)(ii)).

•	The report should state the proportion of the Company’s total proved reserves covered by the report (Item 1202(a)(8)(iii)).

•	The report should include a statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

•

The report should specify the initial benchmark and the average realized prices after adjustments for location and quality differentials, by product type including natural gas liquids, if any, for the reserves included in the report as part of the discussion of the economic assumptions (Item 1202(a)(8)(v)).

•

The report should include a discussion of the types and basis for the operating expenses and capital costs, including abandonment costs, included in the estimates as part of the discussion of the economic assumptions (Item 1202(a)(8)(v)).

•	The report should include a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi)).

•	The report should include a discussion regarding the inherent uncertainties of reserves estimates (Item 1202(a)(8)(vii)).

•	The report should include a statement that the third party used all methods and procedures as it considered necessary under the circumstances to prepare the report (Item 1202(a)(8)(viii)).

22.

The reserve report disclosure, under the section entitled “Confidential”, includes statements indicating that this document is confidential and has been prepared for the exclusive use of CNODCI/PetroChina, that the report may not be distributed or made available to any other company or person without prior knowledge and written consent of Ryder Scott, and that no person or company other than for whom it is intended may directly or indirectly rely upon its contents. Since the report is included in, and required as part of, a filing made with the United States Securities and Exchange Commission pursuant to Item 1202(a)(8) of Regulation S-K, please obtain and file a revised report to remove language that limits the distribution of the report to an exclusive audience.

23.

The reserve report refers to the results of other reports dated January 6, 2021, January 8, 2021, January 29, 2021, and February 5, 2021, which are not included with the exhibit. Please obtain and file a revised report to include the referenced reports as supplemental information, or remove these references if you do not intend to include this supplemental information with the filed report.

Responses to Comments 21, 22 and 23:

The Company respectfully advises the Staff that the reserves report filed as Exhibit 15.3 has been revised to incorporate your comments. Please see the revised Exhibit 15.3 filed herewith.

Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited) Proved Oil and Gas Reserve Estimates, page F-71

24.

The proved reserves reconciliation table presented does not include the separate volumes of proved developed and proved undeveloped reserves at the beginning of the initial year, e.g. as of December 31, 2017. Revise your disclosure to include these separate volumes. Refer to the disclosure requirements in FASB ASC 932-235-50-4.

Response:

The Company respectfully advises the Staff that the volume of proved developed and proved undeveloped reserves at the end of 2017 was provided as reference only for the purpose of showing changes in the reserves in 2018. The separate volumes of proved developed and proved undeveloped reserves in 2017 were already disclosed in the Company’s Form 20-Fs for each of 2017, 2018, 2019, and so the Company did not include those separate volumes of 2017 into the proved reserves reconciliation table in its Form 20-F for 2020. Going forward, the Company will include into that table the separate volumes of proved developed and proved undeveloped reserves at the beginning of the initial year presented in the table. Please see the following proved reserves reconciliation table into which the figures for December 31, 2017 were inserted.

	Crude Oil and Condensate	Natural Gas	Total- All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves
The Group
Reserves at December 31, 2017	7,481	76,888	20,296
Changes resulting from:
Revisions of previous estimates	526	(1,378)	297
Improved recovery	96	—	96
Extensions and discoveries	428	4,565	1,188
Production	(890)	(3,608)	(1,492)

Reserves at December 31, 2018	7,641	76,467	20,385

Changes resulting from:
Revisions of previous estimates	(50)	(766)	(177)
Improved recovery	91	—	91
Extensions and discoveries	480	4,443	1,221
Production	(909)	(3,908)	(1,561)

Reserves at December 31, 2019	7,253	76,236	19,959

Changes resulting from:
Purchase	15	107	33
Revisions of previous estimates	(1,553)	(595)	(1,652)
Improved recovery	108	—	108
Extensions and discoveries	385	4,976	1,215
Sales	(80)	(66)	(91)
Production	(922)	(4,221)	(1,626)

Reserves at December 31, 2020	5,206	76,437	17,946

Proved developed reserves at:
December 31, 2017	5,593	39,243	12,133
December 31, 2018	5,843	40,128	12,531
December 31, 2019	5,474	39,870	12,119
December 31, 2020	4,654	42,077	11,667
Proved undeveloped reserves at:
December 31, 2017	1,888	37,645	8,163
December 31, 2018	1,798	36,339	7,854
December 31, 2019	1,779	36,366	7,840
December 31, 2020	552	34,360	6,279
Equity method investments
Share of proved developed and undeveloped reserves of associates and joint ventures
December 31, 2017	395	372	457
December 31, 2018	321	429	393
December 31, 2019	287	394	353
December 31, 2020	196	363	256

Exhibits:

15.3 Reserves Report of Ryder Scott

15.4 Reserves Report of GLJ Petroleum Consultants

15.5 Reserves Report of McDaniel & Associates Consultants

**********

Please do not hesitate to contact me or Mr. WEI Fang (hko@petrochina.com.hk; phone number: +852.2899.2010; fax number: +852.2899.2390) if you have additional questions or require additional information. In addition, you may also contact our attorney, Mr. Kyungwon (Won) Lee (kwungwon.lee@shearman.com; telephone: +852.2978.8078), if you have any questions about the Company’s 20-F in the future.

Very truly yours,

/s/ CHAI Shouping
Name:	CHAI Shouping
Title:	Chief Financial Officer and Secretary to Board of Directors

Cc: By email

WEI Fang

Authorized Representative

PetroChina Co., Ltd.

Kyungwon (Won) Lee

Partner

Shearman & Sterling LLP

Exhibit 15.3 Reserves Report of Ryder Scott

PetroChina Company Ltd.

Estimated Future Reserves and Income

Attributable to Certain Interests

Located in the Republic of Chad (Block H & PSA Area),

Iraq (Technical Service Contract), and The Republic of Peru (Block 57 & Block X)

SEC Parameters

As of

December 31, 2020

	\s\ Daniel R. Olds	\s\ Timour Baichev
	Daniel R. Olds, P.E.	Timour Baichev, P.Eng.
	TBPELS License No. 60996	APEGA License No. 87454
	Managing Senior Vice President	Vice President
[SEAL]			[SEAL]

	\s\ Hugo A. Ovalle	\s\ Vitaliy Charkovskyy
	Hugo A. Ovalle	Vitaliy Charkovskyy, P.Eng.
	TBPELS License No. 140035	APEGA License No. 160594
	Vice President	Vice President
[SEAL]			[SEAL]

RYDER SCOTT COMPANY, L.P.

TBPELS Firm Registration No. F-1580

TBPELS REGISTERED ENGINEERING FIRM F-1580		FAX (713) 651-0849
1100 LOUISIANA SUITE 4600	HOUSTON, TEXAS 77002-5294	TELEPHONE (713) 651-9191

November 2, 2021

PetroChina Company Limited

9 Dongzhimen North Street

Dongcheng District, Beijing 100007

Ladies and Gentlemen:

At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold interests of PetroChina Company Ltd. (PetroChina) as of December 31, 2020. The subject properties are located as follows:

The subject properties are located in the Bongor Basin (Block H & PSA Area) in the Republic of Chad, Africa; the West Qurna (Phase 1) Field in the country of Iraq; and in Block 57 and Block X, in the Republic of Peru. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party study, completed on January 29, 2021 and presented herein, was prepared for public disclosure by PetroChina in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

CNODC International Holding Ltd., CNPC International (Chad) Co. Ltd., and PetroChina International Investment Company Ltd. (collectively hereinafter CNODC), owners of the properties in this report, are wholly owned subsidiaries of PetroChina Company Ltd. The properties evaluated by Ryder Scott account for a portion of PetroChina’s total net proved reserves as of December 31, 2020. Based on information provided by PetroChina, the third party estimate conducted by Ryder Scott for the properties in this report addresses 3.00 percent of the total proved developed net liquid hydrocarbon reserves, 0.87 percent of the total proved developed net gas reserves, 6.63 percent of the total proved undeveloped net liquid hydrocarbon reserves, 0.003 percent of the total proved undeveloped net gas reserves, and 1.32 percent of the total proved net barrels of oil equivalent of PetroChina. For the net reserves shown on an equivalent unit basis, the natural gas was converted to oil equivalent using a factor of 6,000 cubic feet of natural gas per one barrel of oil equivalent. For Peru Block 57, the properties produce sales gas and natural gas liquids (NGL’s), which are sold at the tailgate of the Malvinas Gas Plant. Throughout this report, references to condensate are referring to the natural gas liquids (NGL’s). In Peru, condensate is produced at the wellhead but is injected back into the gas line feeding the gas plant, where the liquids are extracted and sold as NGL. There are no other condensate volumes in any of the other properties. The estimated reserves and future net income amounts presented in this report, as of December 31, 2020, are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary considerably from the prices required by SEC regulations. The recoverable reserves volumes and the income attributable thereto have a direct relationship to the hydrocarbon prices actually received; therefore, volumes of reserves actually recovered, and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized as follows.

SUITE 2800, 350 7TH AVENUE, S.W.	CALGARY, ALBERTA T2P 3N9	TEL (403) 262-2799
633 17TH STREET, SUITE 1700	DENVER, COLORADO 80202	TEL (303) 339-8110

PetroChina Summary

November 2, 2021

SEC PARAMETERS

Estimated Net Reserves and Income Data

Certain Leasehold Interests Located

in the Republic of Chad (Block H)

CNPC International (Chad) Co., Ltd.

As of December 31, 2020

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Reserves
Oil/Condensate – Mbbl	69,653	965	14,086	84,704
Income Data ($M)
Future Gross Revenue	$2,548,028	$34,817	$519,687	$3,102,532
Deductions	751,650	15,627	257,352	1,024,629

Future Net Income (FNI)	$1,796,378	$19,190	$262,335	$2,077,903
Discounted FNI @ 10%	$1,494,111	$16,236	$194,161	$1,704,508

SEC PARAMETERS

Estimated Net Reserves and Income Data

Derived Through Certain Production Sharing Contracts

In the Republic of Chad (PSA Area)

CNPC International (Chad) Co., Ltd.

As of December 31, 2020

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Reserves
Oil/Condensate – Mbbl	6,391	736	3,773	10,900
Income Data ($M)
Future Gross Revenue	$218,878	$25,211	$129,228	$373,317
Deductions	45,209	5,766	52,481	103,456

Future Net Income (FNI)	$173,669	$19,445	$76,747	$269,861
Discounted FNI @ 10%	$143,071	$16,062	$53,009	$212,142

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PetroChina Summary

November 2, 2021

SEC PARAMETERS

Estimated Net Reserves and Income Data

Derived Through a Certain Technical Service Contract

PetroChina International Investment Company, Ltd. (Iraq)

As of December 31, 2020

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Remaining Reserves
Oil/Condensate – Mbbl	27,127	1,181	17,912	46,220
Income Data (M$)
Future Gross Revenue	$982,002	$42,774	$648,403	$1,673,179
Deductions	743,793	16,883	587,608	1,348,284

Future Net Income (FNI)	$238,209	$25,891	$60,795	$324,895
Discounted FNI @ 10%	$221,405	$21,366	$20,617	$263,388

SEC PARAMETERS

Estimated Net Reserves and Income Data

Certain Interests Located in the Republic of Peru

CNODC International Holding Ltd. (Block 57)

As of December 31, 2020

Total Proved Developed Producing
Net Reserves
Oil/Condensate – Mbbl	21,000
Gas – MMcf	351,649
Income Data ($M)
Future Gross Revenue	$741,664
Deductions	543,693

Future Net Income (FNI)	$197,971
Discounted FNI @ 10%	$113,121

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PetroChina Summary

November 2, 2021

SEC PARAMETERS

Estimated Net Reserves and Income Data

Certain Interests Located in the Republic of Peru

CNODC International Holding Ltd. (Block X)

As of December 31, 2020

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Reserves
Oil/Condensate – Mbbl	11,744	746	889	13,379
Gas – MMcf	13,861	266	862	14,989
Income Data ($M)
Future Gross Revenue	$433,838	$28,970	$35,481	$498,289
Deductions	135,346	20,378	33,522	189,246

Future Net Income (FNI)	$298,492	$8,592	$1,959	$309,043
Discounted FNI @ 10%	$257,205	$5,934	$(982)	$262,157

SEC PARAMETERS – COMBINED SUMMARY

Estimated Net Reserves and Income Data

Certain Interests Located in the Republic of Chad, Irag, and Peru

PetroChina Company Ltd.

As of December 31, 2020

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Reserves
Oil/Condensate – Mbbl	135,915	3,628	36,660	176,203
Gas – MMcf	365,510	266	862	366,638
Income Data ($M)
Future Gross Revenue	$4,924,410	$131,772	$1,332,799	$6,388,981
Deductions	2,219,691	58,654	930,963	3,209,308

Future Net Income (FNI)	$2,704,719	$73,118	$401,836	$3,179,673
Discounted FNI @ 10%	$2,228,913	$59,598	$266,805	$2,555,316

Liquid hydrocarbons are expressed in standard 42 U.S. gallon barrels and shown herein as thousands of barrels (Mbbl). In this report, the revenues, deductions, and income data are expressed as thousands of U.S. dollars ($M).

The estimates of the reserves, future production, and income attributable to all of the properties in this report except for Iraq West Qurna were prepared using the economic software package PHDWin Petroleum Economic Evaluation Software, a copyrighted program of TRC Consultants L.C. West Qurna was prepared using MS Excel. Ryder Scott has found these programs to be generally acceptable but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PetroChina Summary

November 2, 2021

The deductions incorporate the normal direct costs of operating the wells, workover and recompletion costs, development costs, and certain abandonment costs net of salvage. The future net income is before the deduction of income taxes and general administrative overhead and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income.

Liquid hydrocarbon reserves account for 95 percent, and gas reserves account for 5 percent of the total future gross revenue from proved reserves.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly, except for Iraq, where annual discounting was used.

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “PETROLEUM RESERVES DEFINITIONS” is included as an attachment to this report.

The various reserves status categories are defined in the attachment entitled “PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES” in this report. The proved developed non-producing reserves included herein consist of the shut-in category. In Chad, the proved developed injection category is reported in the cashflow to reflect the property cumulative oil production.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserves estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-categorized as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At PetroChina’s request, this report addresses only the proved reserves attributable to the properties evaluated herein.

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.” The proved reserves included herein were estimated using deterministic methods.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PetroChina Summary

November 2, 2021

The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a “high degree of confidence that the quantities will be recovered.”

Proved reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

The proved reserves reported herein are limited to the period prior to expiration of current contracts providing the legal rights to produce unless evidence indicates that contract renewal is reasonably certain. Furthermore, properties in different contracts may be subjected to substantially varying contractual fiscal terms that affect the net revenue to PetroChina for the production of these volumes. The prices and economic return received for these net volumes can vary materially based on the terms of these contracts. Therefore, when applicable, Ryder Scott reviewed the fiscal terms of such contracts and discussed with PetroChina the net economic benefit attributed to such operations for the determination of the net hydrocarbon volumes and income thereof. Ryder Scott has not conducted an exhaustive audit or verification of such contractual information. Neither our review of such contractual information nor our acceptance of PetroChina’s representations regarding such contractual information should be construed as a legal opinion on this matter.

Ryder Scott did not evaluate the country and geopolitical risks in the countries where PetroChina operates or has interests. PetroChina’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons including the granting, extension or termination of contracts, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

The estimates of proved reserves presented herein were based upon a detailed study of the properties in which PetroChina owns or derives an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods, (2) volumetric-based methods and (3) analogy. These methods may be used individually or in combination by the reserves evaluator in the process of estimating the quantities of reserves. Reserves evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated, and the stage of development or producing maturity of the property.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PetroChina Summary

November 2, 2021

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserves quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserves category assigned by the evaluator. Therefore, it is the categorization of reserves quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely to be achieved than not.” The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserves category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserves categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserves categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

For Chad Blocks H and PSA Area, the proved reserves for the properties included herein were estimated by performance methods or the volumetric method. Approximately 90 percent of the proved producing and non-producing reserves were estimated by performance methods. These performance methods include, but may not be limited to, decline curve analysis which utilized extrapolations of historical production and pressure data available through November 2020 in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to Ryder Scott by PetroChina or obtained from public data sources and were considered sufficient for the purpose thereof. The remaining 10 percent of the proved producing and non-producing reserves were estimated by the volumetric method. These methods were used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

All of the proved undeveloped reserves included herein were estimated by the volumetric method. The volumetric analysis utilized pertinent well and seismic data furnished to Ryder Scott by PetroChina or which we have obtained from public data sources that were available through November 2020. The data utilized from the well and seismic data incorporated into our volumetric analysis were considered sufficient for the purpose thereof.

For those properties in Iraq, the proved producing reserves included herein were estimated by performance for those wells with enough history to determine a trend. The remaining producing reserves were determined by analogy. These performance methods include, but may not be limited to, decline curve analysis, which utilized extrapolations of historical production and pressure data available through June 2020 in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to Ryder Scott by PetroChina or obtained from public data sources and were considered sufficient for the purpose thereof.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PetroChina Summary

November 2, 2021

Approximately 100 percent of the proved developed non-producing and undeveloped reserves included herein were estimated by the analogy method. The data utilized from the analogues were considered sufficient for the purpose thereof.

For Peru Block 57, approximately 100 percent of the proved producing reserves were estimated by volumetric methods. The data utilized in this analysis were furnished to Ryder Scott by CNODC or obtained from public data sources and were considered sufficient for the purpose thereof.

For Peru Block X, approximately 100 percent of the proved producing reserves were estimated by performance methods. These performance methods include, but may not be limited to, decline curve analysis which utilized extrapolations of historical production and pressure data available through September 2020 in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to Ryder Scott by CNODC or obtained from public data sources and were considered sufficient for the purpose thereof.

Approximately 100 percent of the proved shut-in reserves included herein were estimated by analogy to the average incremental reserve estimates for wells worked over in this property during 2019-2020. The data utilized from the analogue wells were considered sufficient for the purpose thereof.

Approximately 100 percent of the proved undeveloped reserves included herein were estimated by analogy to the average reserve estimates for wells drilled in this property during 2017-2020. The data utilized from the analogue wells were considered sufficient for the purpose thereof.

To estimate economically recoverable proved oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

PetroChina has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved production and income, we have relied upon data furnished by PetroChina with respect to property interests owned or derived, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, recompletion and development costs, development plans, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by PetroChina. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PetroChina Summary

November 2, 2021

For the properties in Iraq, PetroChina International Investment Company, Ltd. (PIIC) has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved production and income, we have relied upon data furnished by PIIC with respect to property interests derived, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, production taxes, Training, Technology and Scholarship Fund (TTS Fund), recompletion and development costs, development plans, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by PIIC. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.” In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Future Production Rates

For wells currently on production, our forecasts of future production rates are based on historical performance data. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied until depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by PetroChina. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PetroChina Summary

November 2, 2021

Hydrocarbon Prices

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

PetroChina furnished us with the above-mentioned average prices in effect on December 31, 2020. These initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used for the geographic area(s) included in the report. In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements. In cases where there are numerous contracts or price references within the same geographic area, the benchmark price is represented by the unweighted arithmetic average of the initial 12-month average first-day-of-the-month benchmark prices used.

The product prices which were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering and transportation fees and/or distance from market, referred to herein as “differentials.” The differentials used in the preparation of this report were furnished to us by PetroChina. The differentials furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by PetroChina to determine these differentials.

In addition, the tables below summarize the net volume weighted benchmark prices adjusted for differentials and referred to herein as the “average realized prices.” For Peru (Block 57), the average realized price of condensate is referring to the weighted average liquids prices. Condensate is produced at the wellhead but is injected back into the gas line feeding the gas plant, where the liquids (condensate and NGL) are extracted and sold as NGL. The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves for the geographic area and presented in accordance with SEC disclosure requirements for each of the geographic areas included in the report.

Geographic Area	Product	Price Reference	Volume, bbl/day	Average Benchmark Prices	Average Realized Prices
Chad – Block H
Domestic	Oil	Contractual	15,000	$46.85/bbl	$46.85/bbl
Export	Oil	Brent	Remaining Volume	$41.77/bbl	$33.44/bbl
Chad – PSA Area	Oil	Brent	N/A	$41.77/bbl	$34.25/bbl
Iraq	Oil	Brent	N/A	$41.77/bbl	$36.20/bbl
Peru – Block 57	Oil/Condensate	Contract	N/A	N/A	$25.51/bbl
	Gas	Contract	N/A	N/A	$0.74/Mcf
Peru-Block X	Oil/Condensate	Brent	N/A	$41.77/bbl	$41.11/bbl
	Gas	Contract	N/A	N/A	$2.29/Mcf

The effects of derivative instruments designated as price hedges of oil quantities are not reflected in our individual property evaluations.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PetroChina Summary

November 2, 2021

For Chad, Block H, the Chad Government and PetroChina have the obligation to sell 15,000 bbl/day to the Domestic market at the fixed price of $46.85/bbl with the remaining volume to be sold at the Export oil price. If the total royalty share of Chad Government (12.5% of oil production) cannot meet the obligation for Domestic market then PetroChina has to fulfill the remaining volume. Based on forecasted future oil rates for the proved producing category, we calculated the effective blended price for future years. The oil price is $34.09/bbl in 2021, $34.56 in 2022, $35.80 in 2023, $37.58 in 2024, $40.11 in 2025, $43.69 in 2026 and $46.85 in 2027 and all remaining years when all oil volumes will be sold on the Domestic market. Export volumes are subject to a transportation fee, which has been included in the average realized price.

For Peru, the price for gas is set by contract.

Costs

Operating costs for the leases and wells in this report were furnished by PetroChina and are based on the operating expense reports of PetroChina and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. The operating costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the operating cost data used by PetroChina. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs were furnished to us by PetroChina and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of these costs. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were material. The estimates of the net abandonment costs furnished by PetroChina were accepted without independent verification.

The proved developed non-producing and undeveloped reserves in this report have been incorporated herein in accordance with PetroChina’s plans to develop these reserves as of December 31, 2020. The implementation of PetroChina’s development plans as presented to us and incorporated herein is subject to the approval process adopted by PetroChina’s management. As the result of our inquiries during the course of preparing this report, PetroChina has informed us that the development activities included herein have been subjected to and received the internal approvals required by PetroChina’s management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to PetroChina. PetroChina has provided written documentation supporting their commitment to proceed with the development activities as presented to us. Additionally, PetroChina has informed us that they are not aware of any legal, regulatory, or political obstacles that would significantly alter their plans. While these plans could change from those under existing economic conditions as of December 31, 2020, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Current costs used by PetroChina were held constant throughout the life of the properties.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PetroChina Summary

November 2, 2021

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have approximately eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization. Regulating agencies typically require that, in order to maintain active status, a certain amount of continuing education hours be completed annually, including an hour of ethics training. Ryder Scott fully supports this technical and ethics training with our internal requirement mentioned above.

We are independent petroleum engineers with respect to PetroChina. Neither we nor any of our employees have any financial interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing, reviewing and approving the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party study, presented in a combined summary report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by PetroChina. This combined summary report, prepared at the request of PetroChina, is intended to provide the necessary information required for filing with the SEC. In the event that additional information is required, the full report for each of these five areas has been provided to PetroChina.

We have provided PetroChina with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by PetroChina and the original signed report letter, the original signed report letter shall control and supersede the digital version.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PetroChina Summary

November 2, 2021

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPELS Firm Registration No. F-1580

\s\ Daniel R. Olds

Daniel R. Olds, P.E.
TBPELS License No. 60996
Managing Senior Vice President	[SEAL]

\s\ Timour Baichev

Timour Baichev, P.Eng.
APEGA License No. 87454
Vice President	[SEAL]

\s\ Hugo A. Ovalle

Hugo Ovalle
TBPELS License No. 140035
Vice President	[SEAL]

\s\ Vitaliy Charkovskyy

Vitaliy Charkovskyy, P.Eng.
APEGA License No. 160594
Vice President	[SEAL]

DRO-TB-HAO-VC (GR)/pl

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Daniel R. Olds was the primary technical person responsible for overseeing the estimate of the reserves, future production, and income prepared by Ryder Scott presented herein.

Mr. Olds, an employee of Ryder Scott Company, L.P. (Ryder Scott) since 2001, is a Managing Senior Vice President and also serves as an Engineering Group Coordinator responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. He is a member of Ryder Scott’s Board of Directors. Before joining Ryder Scott, Mr. Olds served in a number of engineering and evaluation positions with PricewaterhouseCoopers, Wintershall Oil and Gas Company and Cities Service Oil Company. For more information regarding Mr. Olds’ geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Company/Employees.

Mr. Olds earned a Bachelor of Science degree in Petroleum Engineering from West Virginia University in 1981, an MBA from the University of Houston in 1991 and is a licensed Professional Engineer in the State of Texas. He is also a member of the Society of Petroleum Evaluation Engineers (past president) and the Society of Petroleum Engineers. He currently serves on the SPE Oil and Gas Reserves Committee.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Olds fulfills. For 2020, Mr. Olds has over 58 hours of continuing education hours related to reserves, reserve evaluation, and ethics. Mr. Olds has had at least 40 hours of continuing education for each of the last 5 years.

Based on his educational background, professional training and more than 35 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Olds has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Mr. Timour Baichev was the primary technical person responsible for overseeing the estimate of the reserves, future production and income prepared by Ryder Scott presented herein.

Mr. Timour Baichev, an employee of Ryder Scott Company L.P. (Ryder Scott) since 2006, is a Vice President – Project Coordinator. Before joining Ryder Scott, Mr. Baichev served in a number of engineering positions with Wood Group ESP, GeoData Consulting LLC, United Consultants FDP and RPC Overseas Inc. For more information, regarding Mr. Baichev’s geographic and job experience please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees.

Mr. Baichev earned a Master of Science of Petroleum Engineering (cum laude) from Moscow Oil and Gas Institute in 1977 and Ph.D. degree in 1987 from the same institution. Mr. Baichev is a registered Professional Engineer in the Province of Alberta and is a member of the Society of Petroleum Engineers.

In addition to gaining experience and competency through prior work experience, the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA) has a mandatory Continuing Professional Development Program (CDP) which requires a minimum of 240 hours of professional development over three years in at least three of six categories, including Professional Practice, Formal Activity, Informal Activity, Participation, Presentations (outside normal job functions) and Contributions to Knowledge (outside normal job functions). Mr. Baichev has met APEGGA’s CPD requirements and as part of his 2020 continuing education hours, Mr. Baichev attended an internally presented 16 hours of formalized training relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. In addition, Mr. Baichev has over 20 hours of informal training during 2020 covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, Canadian Securities Administrators National Policy NI 51-101, reservoir engineering, geoscience and petroleum economics evaluation methods, procedures and software.

Based on his educational background, professional training and more than 20 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Baichev has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of June 2019.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

As Adapted From:

RULE 4-10(a) of REGULATION S-X PART 210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA). The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC regulations”. The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:

Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:

RULE 4-10(a) of REGULATION S-X PART 210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

2018 PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)

Sponsored and Approved by:

SOCIETY OF PETROLEUM ENGINEERS (SPE)

WORLD PETROLEUM COUNCIL (WPC)

AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)

SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)

SOCIETY OF EXPLORATION GEOPHYSICISTS (SEG)

SOCIETY OF PETROPHYSICISTS AND WELL LOG ANALYSTS (SPWLA)

EUROPEAN ASSOCIATION OF GEOSCIENTISTS & ENGINEERS (EAGE)

Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves

Developed Producing Reserves are expected quantities to be recovered from completion intervals that are open and producing at the effective date of the estimate.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing

Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.

Shut-In

Shut-in Reserves are expected to be recovered from:

(1) completion intervals that are open at the time of the estimate but which have not yet started producing;

(2) wells which were shut-in for market conditions or pipeline connections; or

(3) wells not capable of production for mechanical reasons.

Behind-Pipe

Behind-pipe Reserves are expected to be recovered from zones in existing wells that will require additional completion work or future re-completion before start of production with minor cost to access these reserves.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Exhibit 15.4 Reserves Report of GLJ Petroleum Consultants

PETROCHINA CANADA LTD.

RESERVES ASSESSMENT AND

EVALUATION OF

CANADIAN OIL AND GAS PROPERTIES

ABBREVIATED SEC RESERVES REPORT

Effective December 31, 2020

1202582

SEC ABBREVIATED RESERVES REPORT

November 03, 2021 16:19:14

March 3, 2021
Projects 1202582 and 1202656

Mr. Alex Choo

PetroChina Canada Ltd.

2700, 707 – 5th Street S.W.

Calgary, Alberta T2P 1V8

Dear Sir:
	Re:	PetroChina Canada Ltd.
CNPC International Canada Ltd.
Corporate Evaluation (SEC)
Effective December 31, 2020

GLJ Ltd. (GLJ) has completed an independent reserves assessment and evaluation of the oil and gas properties of PetroChina Canada Ltd. and CNPC International (jointly referred to as the “Company”). The effective date of this evaluation is December 31, 2020. The preparation date of this report is March 3, 2021.

Properties included in this evaluation are:

•	PetroChina Canada Ltd. Properties

•	Duvernay Joint Venture

•	Groundbirch Joint Venture

•	CNPC International Properties

•	Lone Rock (Sask)

•	Drumheller

•	Twining

Please note that the reserves information provided herein represents a consolidated report of the Company’s reserves. For further details, please refer to the following report tables and discussion.

GLJ has prepared the reserves estimates utilizing reserves definitions contained in National Instrument 51-101 (NI 51-101) and following standards set out in the Canadian Oil and Gas Evaluation Handbook (COGEH) as required for securities reporting in Canada. Proved reserves definitions provided in NI 51-101 are similar to the U.S. SEC Reg. S-X (SEC) definitions, and guidance provided in COGEH is generally in keeping with SEC guidelines. Economic forecasts provided herein have been prepared using the SEC mandated average of previous 12 months first-day-of-the-month constant product pricing guidelines; all future capital and operating costs estimated using 2020 cost estimates and are unescalated. For the subject evaluation, the application of the SEC definitions would cause no change to the proved reserves and economic forecasts prepared following COGEH using the SEC constant product prices. Accordingly, the constant pricing proved reserves estimates and economic forecasts are considered appropriate for U.S. reporting purposes.

This report has been prepared for the Company for the purpose of annual disclosure and other financial requirements, for inclusion as an exhibit in a filing made to the United States Securities and Exchange Commission. It should be noted that all values contained herein are in Canadian dollars. In preparation of the reserves and values contained herein, GLJ utilized industry best practices as outlined in SPE-PRMS and COGEH. It is our opinion that the assumptions, data, methods and procedures utilized in preparation of this report are appropriate for the purposes of the report. In addition, GLJ used all methods and procedures considered necessary to properly evaluate the reserves contained herein.

1920, 401 – 9th Ave SW Calgary, AB, Canada T2P 3C5 | tel 403-266-9500 | gljpc.com

It was GLJ’s primary mandate in this evaluation to provide an independent evaluation of the oil and gas reserves of each Company individually and in aggregate. Accordingly, it may not be appropriate to extract individual property or entity estimates for other purposes. Our engagement letter notes these limitations on the use of this report.

Please refer to the following tables, forecasts and evaluation procedures as enclosed in the following report. It should be noted, GLJ has only evaluated a sub-set of PetroChina Company Ltd.’s total proved reserves as detailed above for PetroChina Canada Ltd. and CNPC International assets; this evaluation represents approximately 0.46 percent of the total proved reserves on a net equivalent basis.

While government regulations in the oil and gas industry are often subject to change, GLJ is not aware of any such governmental actions (provincially or federally) which would restrict the recovery of the Company’s December 31, 2020 estimated reserves.

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

Yours very truly,

GLJ LTD.

/s/ Trisha S. MacDonald, P. Eng.
Trisha S. MacDonald, P. Eng.
Senior Manager, Engineering

TSM/memd

Attachments

INDEPENDENT PETROLEUM CONSULTANTS’ CONSENT

The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent evaluation of the PetroChina Canada Ltd. and CNPC International Ltd. (together referred to as the “Company”) Canadian oil and gas properties and hereby gives consent to the use of their name and to the said estimates. The effective date of the evaluation is December 31, 2020.

In the course of the evaluation, the Company provided GLJ Ltd. personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from GLJ Ltd. nonconfidential files. The Company has provided a representation letter confirming that all information provided to GLJ Ltd. is correct and complete to the best of its knowledge. Procedures recommended in the Canadian Oil and Gas Evaluation (COGE) Handbook and SPE-PRMS to verify certain interests and financial information were applied in this evaluation. In applying these procedures and tests, nothing came to GLJ Ltd.’s attention that would suggest that information provided by the Company was not complete and accurate. GLJ Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserves and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserves and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based on existing economic conditions, market prices and operating conditions, excluding any inflation or escalation of price. Currency exchange rates, inflation, market demand and government policy are subject to many uncertainties and may, in future, differ materially from the estimates contained herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

PERMIT TO PRACTICE
GLJ LTD.

Signature:
Date:	March 3, 2021

PERMIT NUMBER: P 2066
The Association of Professional Engineers
and Geoscientists of Alberta

INTRODUCTION

GLJ (GLJ) was commissioned by PetroChina Canada Ltd. and CNPC International Ltd. (together referred to as the “Company”) to prepare an independent evaluation of their oil and gas reserves effective December 31, 2020.

The evaluation was initiated in September 2020 and completed by January 2021. Estimates of reserves and projections of production were generally prepared using well information and production data available from public sources to approximately September 30, 2020. The Company provided land, accounting data and other technical information not available in the public domain to approximately December 10, 2020. In certain instances, the Company also provided recent engineering, geological and other information up to December 18, 2020. The Company has confirmed that, to the best of its knowledge, all information provided to GLJ is correct and complete as of the effective date.

This evaluation has been prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook, which are considered to be generally consistent with those outlined in SPE-PRMS. The reserves definitions used in preparing this report (included herein under “Reserves Definitions”) are those contained in the SEC Reserves Definitions from excerpts S-X210.4-10 and those as detailed in SPE-PRMS (published in 2018).

The evaluation was conducted on the basis of the first day posted prices in each of the 12 months of the Company’s fiscal year as summarized in the Product Price and Market Forecasts section of this report, consistent with the SEC mandated average of previous 12 months first-day-of-the-month constant product pricing guidelines.

A summary of average realized prices used in the evaluation (volume weighted prices), after quality and location adjustments, by product, are illustrated in the following table:

Product	Volume Weighted Average Price after deductions
Shale Gas	$2.76/mcf
Tight Gas	$2.76/mcf
Field Condensate	$49.73/bbl
Condensate	$45.51/bbl
Butane	$20.69/bbl
Propane	$6.33/bbl
Ethane	$7.79/bbl

All commodity prices are based on the Company’s historical received pricing and are forecast using constant (unescalated) differentials for quality and location, from the appropriate pricing benchmark as illustrated in the Product price and Market Forecasts section of this report. Of note, the average forecast pricing is the result of a combination of properties; the average prices illustrated in the economic forecasts fluctuates due to volumes and prices as at each property, and the impact of the offsets on each price (quality and location offsets) at each location.

Tables summarizing production, royalties, costs, revenue projections, reserves and present value estimates for various reserves categories for individual properties and the Company total are provided in the tabbed sections of this Summary Report.

The Evaluation Procedure section outlines general procedures used in preparing this evaluation. The individual property reports, provided under separate cover, provide additional evaluation details. The following summarizes evaluation matters that have been included/excluded in cash flow projections:

•

provisions for the abandonment and reclamation of all of the Company’s existing and future wells to which reserves have been attributed have been included; all other abandonment and reclamation costs have not been included,

•

carbon taxes associated with greenhouse gas emissions as part of the Canadian Federal Greenhouse Gas Pollution Pricing Act, Alberta Climate Change and Emissions Management Act’s Technology Innovation and Emissions Reduction Regulation, British Columbia Carbon Tax Act and Saskatchewan Oil and Gas Emission Management Regulations have been included. Carbon taxes have been included as operating costs based on historical carbon tax payments and forecast carbon tax estimates provided by the Company.

Economic forecasts are provided on an after tax basis including tax pools provided by the Company in the “Evaluation Procedure” section.

The preparation of an evaluation requires the use of judgment in applying the standards and definitions contained in SEC Reserves Definitions from excerpts S-X210.4-10 and those as detailed in SPE-PRMS (published in 2018). GLJ has applied those standards and definitions based on its experience and knowledge of industry practice. While GLJ believes that the reserves data set forth in this evaluation have, in all material respects, been determined and are in accordance with these guidelines, because the application of the standards and definitions contained in the SPE-PRMS and SEC Reserves Definitions require the use of judgment there is no assurance that the applicable securities regulator(s) will not take a different view as to some of the determinations in the evaluation.

EVALUATION PROCEDURE

TABLE OF CONTENTS

INTEREST DESCRIPTIONS	9

WELL DATA	9

ACCOUNTING SUMMARY	9

PRODUCTION FORECASTS	10

AFTER TAX ANALYSIS	10

ECONOMIC PARAMETERS	13

OIL EQUIVALENT OR GAS EQUIVALENT	14

LIST OF ABBREVIATIONS	14

EVALUATION PROCEDURE

The following outlines the methodology employed by GLJ Ltd. in conducting the evaluation of the Company’s oil and gas properties. GLJ evaluation procedures are in compliance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook.

INTEREST DESCRIPTIONS

The Company provided GLJ with current land interest information. The Company provided a representation letter confirming accuracy of land information. Certain cross-checks of land and accounting information were undertaken by GLJ as recommended in the COGE Handbook. In this process, nothing came to GLJ’s attention that indicated that information provided by the Company was incomplete or unreliable.

In GLJ’s reports, “Company Interest” reserves, resources and values refer to the sum of royalty interest* and working interest reserves and resources before deduction of royalty burdens payable. “Working Interest” reserves and resources equate to those reserves and resources that are referred to as “Company Gross”.

*	Royalty interest reserves and resources include royalty volumes derived only from other working interest owners.

WELL DATA

Pertinent interest and offset well data such as drill stem tests, workovers, pressure surveys, production tests, etc., were provided by the Company or were obtained from other operators, public records or GLJ nonconfidential files.

ACCOUNTING SUMMARY

The Company provided GLJ with available accounting data on a property basis for the period January 1, 2019 to October 31, 2020 for the Duvernay JV, January 1, 2020 to August 31, 2020 for the Groundbirch JV and CNPCI assets. In some circumstances this information was also provided on a cost centre basis to address major resources entities that are a subset of a Company property. The Company has also provided historical accounting data by property for 2015 to 2020.

PRODUCTION FORECASTS

In establishing all production forecasts, consideration was given to existing gas contracts and the possibility of contract revisions, to the operator’s plans for development drilling and to reserves, resources and well capability. Generally, development drilling in an area was not considered unless there was some indication from the operator that drilling could be expected.

The on-stream date for currently shut-in reserves and resources was estimated with consideration given to the following:

•	proximity to existing facilities

•	plans of the operator

•	economics

GLJ used industry best practices as outlined in COGEH and SPE-PRMS to establish estimates of technical recoverable reserves. As mentioned in the preceding sections, guidelines contained in COGEH and SPE-PRMS are generally consistent with each other; Proved reserves definitions provided in NI 51-101 are similar to the U.S. SEC Reg. S-X (SEC) definitions, and guidance provided in COGEH is generally in keeping with SEC guidelines.

Key methodologies used in this evaluation include performance-based analyses including decline curve analysis, development of type curves, pressure-transient and rate-transient analysis generally coupled with geological, geo-mechanical (unconventional reservoirs), petrophysical and volumetric analysis where applicable, with consideration to producing conditions and analogy to offset wells. An important consideration to the estimation of producing reserves is the proper establishment of flow regime for conventional (depletion drive) and unconventional reservoirs (expansion drive).

For producing wells, GLJ used a combination of decline curve analysis from existing rates (as of the effective date of the evaluation), extrapolated to expected final rates as estimated by technical lift calculations and economic cutoff.

AFTER TAX ANALYSIS

Canadian income taxes were calculated based on currently legislated federal and provincial tax rates, tax regulations and tax pool information provided by the Company. After tax values for reserves development status or production status subcategories (i.e. developed, undeveloped, producing, non-producing) are calculated by difference.

Current Capital

Following the Federal Accelerated Investment Incentive changes, capital is written off at the following depreciation rates:

Capital Classification	2020-2023	2024-2027	2028
Canadian Oil and Gas Property Expense (COGPE)	15	12.5	10
Canadian Development Expense (CDE)	45	37.5	30
Capital Cost Allowance: (CCA)
Class 41	37.5	25	12.5

Tax Pools

The following tax pools as of the effective date were included in the income tax calculations for the reserves properties:

PetroChina Canada Ltd. Assets:

Tax Pool Classification	Write-Off Rate (%)_	Tax Pool (M$)
Canadian Oil and Gas Property Expense (COGPE)	10	1,653,486
Canadian Exploration Expense (CEE)	100	39,537
Non-Capital Losses	100	1,736,641
Canadian Development Expense (CDE)	30	1,568,525
Capital Cost Allowance: (CCA)
Class 1	10	7,455
Class 8	20	11,808
Class 12	100	3,149
Class 13	10	220
Class 14.1	5	2,470
Class 17	8	1,597
Class 41	25	2,205,627
Class 42	12	156
Class 49	8	131,175
Class 50	55	5,317
Scientific Research and Experimental
Development (SRED)	100	928

CNPC International Assets:

Tax Pool Classification	Write-Off Rate (%)_	Tax Pool (M$)
Canadian Oil and Gas Property Expense (COGPE)	10	2,442
Canadian Exploration Expense (CEE)	100	340
Canadian Development Expense (CDE)	30	27,474
Non-Capital Loss	100	50,279
Capital Cost Allowance: (CCA)
Class 1	10	458
Class 8	20	126
Class 10	30	6
Class 12	100	360
Class 41	25	1,421
Class 46	30	0.4
Class 50	55	23

Tax Rates

Federal income tax calculations incorporate recently enacted reductions in general corporate income tax rates as follows:

Year	Federal Income Tax Rate
2020+	15.0%

Allocation of revenues to Canadian provinces for income tax purposes depends on several factors in addition to the provincial origin of the resource revenues. The average future annual provincial tax rate has been calculated based on an allocation of provincial resource revenues and their respective tax rate as follows:

PetroChina Canada Corporation Assets:

Year	Alberta Tax Rate	Alberta Allocation	B.C. Tax Rate	B.C. Allocation	Sask. Tax Rate	Sask. Allocation	Avg. Ann. Tax Rate
2021+	8.00%	88.8%	12.00%	11.2%	12.00%	0%	8.45%

CNPC International Assets:

Year	Alberta Tax Rate	Alberta Allocation	B.C. Tax Rate	B.C. Allocation	Sask. Tax Rate	Sask. Allocation	Avg. Ann. Tax Rate
2021+	8.00%	36.36%	12.00%	-	12.00%	63.63%	10.54%

ECONOMIC PARAMETERS

Pertinent economic parameters are listed as follows:

a)	The effective date is December 31, 2020.

b)	Operating and capital costs, including maintenance capital, were estimated in 2020 dollars and are unescalated as summarized in the Product Price and Market Forecasts section of this report.

c)	Operating costs have been included for active and inactive wells in active properties; operating costs for inactive properties are excluded.

d)

Economic forecasts were prepared for each property on a before income tax basis. Detailed discounting of future cash flow was performed using a discount factor of 10.0 percent with all values discounted annually to December 31, 2020, on a mid-calendar-year basis.

e)	Royalty holidays applicable to existing wells or forecast drilling are included in individual well economics. These credits are itemized within the property reports.

f)	Gas processing allowances relating to remaining undepreciated capital bases, were included in individual property economic evaluations.

g)	Mineral taxes on freehold interests were included.

h)	Field level overhead charges have been included; recovery of overhead expenses has not been included.

i)	The Company’s office G&A costs have not been included.

j)

Provisions for the abandonment and reclamation of all of the Company’s existing and future wells to a standard imposed by applicable government or regulatory authorities have been included (this includes all active entities within active assets only); all other abandonment and reclamation costs have not been included.

OIL EQUIVALENT OR GAS EQUIVALENT

In this report, quantities of hydrocarbons have been converted to barrels of oil equivalent (boe); or to sales gas equivalent (sge) using factors of 6 Mcf/boe for gas, 1 bbl/boe for all liquids, and 0 boe for sulphur. Users of oil equivalent values are cautioned that while boe based metrics are useful for comparative purposes, they may be misleading when used in isolation.

LIST OF ABBREVIATIONS

AOF	absolute open flow
bbl	barrels
Bcf	billion cubic feet of gas at standard conditions
BIIP	bitumen initially-in-place
boe	barrel of oil equivalent, in this evaluation determined using 6 Mcf/boe for gas, 1 bbl/boe for all liquids, and 0 boe for sulphur
bopd	barrels of oil per day
Btu	British thermal units
bwpd	barrels of water per day
DSU	drilling spacing unit
GCA	gas cost allowance
GIIP	gas initially-in-place
GOC	gas-oil contact
GOR	gas-oil ratio
GORR	gross overriding royalty
GWC	gas-water contact
Mbbl	thousand barrels
Mboe	thousand boe
Mcf	thousand cubic feet of gas at standard conditions
Mcfe	thousand cubic feet of gas equivalent
Mlt	thousand long tons
M$	thousand dollars
MM$	million dollars
MMbbl	million barrels
MMboe	million boe
MMBtu	million British thermal units
MMcf	million cubic feet of gas at standard conditions
MRL	maximum rate limitation
Mstb	thousand stock tank barrels
MMstb	million stock tank barrels
NGL	natural gas liquids (ethane, propane, butane and condensate)
NPI	net profits interest
OIIP	oil initially-in-place
ORRI	overriding royalty interest
OWC	oil-water contact
P&NG	petroleum and natural gas
PIIP	petroleum initially-in-place

psia	pounds per square inch absolute
psig	pounds per square inch gauge
PVT	pressure-volume-temperature
RLI	reserves life index, calculated by dividing reserves by the forecast of first year production
scf	standard cubic feet
sge	sales gas equivalent – if presented in this evaluation, determined using 1 barrel of oil or natural gas liquid = 6 Mcfe; 0 for sulphur
stb	stock tank barrel
WI	working interest
WTI	West Texas Intermediate

CERTIFICATION OF QUALIFICATION

I, Trisha S. MacDonald, Professional Engineer, 1920, 401 – 9th Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.

That I am an employee of GLJ Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of PetroChina Canada Ltd. (the “Company”). The effective date of this evaluation is December 31, 2020.

2.	That I do not have, nor do I expect to receive any direct or indirect interest in the securities of the Company or its affiliated companies.

3.

That I attended the University of Calgary where I graduated with a Bachelor of Science Degree in Oil and Gas Engineering in 2004; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of fifteen years of experience in engineering studies relating to oil and gas fields.

4.

That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of the Company, and the appropriate provincial regulatory authorities.

March 3, 2021

Table 1

Company:	PetroChina Canada Ltd.		Reserve Class:	Various
Property:	Corporate		Development Class:	Classifications
Description:	After Tax Analysis (SEC)		Pricing:	SEC 2020-Dec-31 Posted (12 Month Avg.)
			Effective Date:	December 31, 2020

Summary of Reserves and Values

	Proved Producing	Proved Developed Non-Producing	Proved Undeveloped	Total Proved Non-Producing	Total Proved
MARKETABLE RESERVES
Shale Gas (MMcf)
Total Company Interest	141,745	5,389	203,023	208,412	350,158
Working Interest	141,745	5,389	203,023	208,412	350,158
Net After Royalty	130,863	4,913	191,264	196,177	327,039
Total Sales Gas (MMcf)
Total Company Interest	141,745	5,389	203,023	208,412	350,158
Working Interest	141,745	5,389	203,023	208,412	350,158
Net After Royalty	130,863	4,913	191,264	196,177	327,039
Natural Gas Liquids (Mbbl)
Total Company Interest	8,492	38	22,200	22,238	30,730
Working Interest	8,492	38	22,200	22,238	30,730
Net After Royalty	6,754	31	21,051	21,082	27,836
Oil Equivalent (Mboe)
Total Company Interest	32,116	936	56,037	56,974	89,090
Working Interest	32,116	936	56,037	56,974	89,090
Net After Royalty	28,565	850	52,928	53,778	82,343
BEFORE TAX PRESENT VALUE (M$)
0%	190,283	1,664	345,562	347,226	537,509
5%	164,416	1,378	143,183	144,561	308,977
8%	151,334	1,252	69,988	71,241	222,575
10%	143,608	1,181	33,890	35,071	178,679
12%	136,610	1,117	5,305	6,422	143,033
15%	127,335	1,034	-26,979	-25,945	101,390
20%	114,594	919	-61,518	-60,599	53,994
AFTER TAX PRESENT VALUE (M$)
0%	190,283	1,664	345,562	347,226	537,509
5%	164,416	1,378	143,183	144,561	308,977
8%	151,334	1,252	69,988	71,241	222,575
10%	143,608	1,181	33,890	35,071	178,679
12%	136,610	1,117	5,305	6,422	143,033
15%	127,335	1,034	-26,979	-25,945	101,390
20%	114,594	919	-61,518	-60,599	53,994

BOE Factors:	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Run Date: March 01, 2021 19:42:43

1202582 Class (A,C,B1,B2,B), SEC 2020-Dec-31 Posted (12 Month Avg.), psum	October 12, 2021 11:15:40

Exhibit 15.5 Reserves Report of McDaniel & Associates Consultants

February 9, 2021

China National Oil and Gas Exploration

And Development Corporation

International Holding Ltd (“CNODCI”)

No.6-1 Fuchengmen Beidajie

Xicheng District

Beijing, China 100034

Attention:	Mr. Ye Xian Deng, President
Reference:	CNODCI Interest in PetroKazakhstan Inc.
Evaluation of Crude Oil Reserves, Third Party Report

Dear Sir:

1.	INTRODUCTION

McDaniel & Associates Consultants Ltd. (“McDaniel”) was requested by PetroKazakhstan Inc. (“PKI”) to prepare an evaluation of the crude oil reserves and the net present values of these reserves for the interests of PKI in the South Turgai Basin, Republic of Kazakhstan, effective as of December 31, 2020. McDaniel submitted to PKI an Executive Summary Report and Detailed Technical Report for the evaluation of PKI in January 2021.

PKI is an integrated oil and gas company, owned 67 percent by CNODCI and 33 percent by JSC KazMunaiGas Exploration Production (“KMG EP”). PKI requested McDaniel to prepare this Third-Party Report for CNODCI based on the 67 percent interest owned by CNODCI in PKI for the assets of CNODCI that are held within three operating subsidiaries: PetroKazakhstan Kumkol Resources (“PKKR”), Kolzhan LLP (“Kolzhan”) and PetroKazakhstan Ventures Inc. (“PKVI”).

This report was prepared to support PKI’s and CNODCI’s annual securities filings with the SEC. The estimated net proved reserves attributable to the properties evaluated herein, represent 0.11 percent of PetroChina’s reserves on a net equivalent basis. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the United States Securities and Exchange Commission (SEC). This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by PetroChina. The assumptions, data, methods, and procedures are appropriate for the purpose served by the report.

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6 Tel: (403) 262-5506 Fax: (403) 233-2744 www.mcdan.com

CNODCI Interest in PetroKazakhstan Inc.	Page 2
Evaluation of Oil and Gas Reserves – Third Party Report	February 9, 2021

2.	RESERVES DEFINITIONS

The SEC reserves definitions are contained in the Final Rule of Modernization of Oil and Gas Reporting (17 CFR Parts 210, 211, 229 and 249) published by the SEC Regulation on January 14, 2009. A summary of the key proved reserves definitions in Regulation S-X 210.4-10 is presented below.

Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note: Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non- productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)	The area of the reservoir considered as proved includes:

(A)	The area identified by drilling and limited by fluid contacts, if any, and

(B)

Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

CNODCI Interest in PetroKazakhstan Inc.	Page 3
Evaluation of Oil and Gas Reserves – Third Party Report	February 9, 2021

(ii)

In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)

Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)

Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Analogous Reservoir

Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:

(i)	Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

(ii)	Same environment of deposition; (iii) Similar geological structure; and (iv) Same drive mechanism.

CNODCI Interest in PetroKazakhstan Inc.	Page 4
Evaluation of Oil and Gas Reserves – Third Party Report	February 9, 2021

Reasonable Certainty

If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

3.	METHODOLOGY AND PROCEDURES

Crude oil reserves estimates and their associated net present values were evaluated in this report by McDaniel for the interests of PKI in Kazakhstan.

Essentially all of the basic information employed in the preparation of this report was obtained from PKI including geological, geophysical, engineering and financial data. McDaniel utilized this data to prepare an independent assessment of the crude oil reserves as of December 31, 2020. PKI has represented that it is committed to the development plan provided by PKI and has the financial capability to drill the locations and undertake the various developments scheduled in its development plan.

Reserves were assigned by volumetric, material balance, decline analysis or analogy where considered appropriate. In many cases, where sufficient data were available, a combination of the methods were applied. For volumetric methods, the recoverable estimates were based on an estimation of the original oil in place (OOIP) derived from the net oil pay map and petrophysical parameters of the specific pool and a recovery factor based the drive mechanism of the pool, recovery efficiencies in analogous reservoirs, production performance of the existing wells and the benefits expected from future drilling taking into account structural position. For reservoirs where reliable performance trends could be extrapolated, production decline curve analysis was conducted using the appropriate decline curve.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or analogous locations. For reserves not yet on production, forecast sales were estimated to commence at an anticipated date furnished by PKI. The proved undeveloped reserves estimates were based on opportunities identified in the plan of development provided by PKI. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

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The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowable or other constraints set by regulatory bodies.

Oil and gas reserves estimates have an inherent degree of associated uncertainty the extent of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

4.	ECONOMIC ASSUMPTIONS

Net present value estimates were calculated based on future revenue forecasts. As per SEC guidelines, the future net revenues and net present values presented were calculated using the first day of the month crude oil prices for each of the 12 months prior to the effective date of December 31, 2020 and were presented in United States dollars. No escalation of the prices were made nor were the operating and capital costs increased for inflation in this evaluation. The relevant benchmark for PKI’s reserves is Brent at US $41.77/bbl.

The product prices that were used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as “differentials.” The differentials used in the preparation of this report estimated from received price information provided by PKI. The average realized prices for PKI’s reserves in the report are US $24.98/bbl.

Future capital costs and operating costs were based on PKI budgets for each respective property with adjustments as deemed appropriate by McDaniel. Capital costs are included as required for workovers, new development wells and production equipment. Based on our understanding of future development plans, a review of the records provided to us, and our knowledge of similar properties, we regard these estimated capital costs to be reasonable. Abandonment costs are represented by PKI to be inclusive of those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration costs associated with the abandonment. Estimates of the operating costs, capital costs and abandonment costs were considered in determining the economic viability of the undeveloped reserves.

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Evaluation of Oil and Gas Reserves – Third Party Report	February 9, 2021

Our report has been prepared assuming the continuation of existing regulatory and fiscal conditions subject to the guidance in the SEC regulations. Notwithstanding that PKI currently has regulatory approval to produce the reserves identified in our report, there is no assurance that changes in the regulation will not occur; such chances, which cannot reliably be predicted, could impact PKI’s ability to recover the estimated reserves.

5.	EVALUATION SUMMARY

5.1	NET RESERVES

The net share of proved developed, proved undeveloped and total proved crude oil reserves as of December 31, 2020 attributable to CNODCI for each of the three subsidiary companies are summarized below.

CNODCI’S NET ENTITLEMENT OF PROVED RESERVES (1)

AS OF DECEMBER 31, 2020

	Proved	Proved	Total
	Developed	Undeveloped	Proved
Crude Oil, Mbbl
PKKR	10,644	1,290	11,934
Kolzhan	5,224	2,289	7,514
PKVI	586	200	785
Total	16,454	3,779	20,233

(1)	Net entitlement reserves are the working interest reserves in each property after deducting royalties payable to others. In the case of all properties, there are no royalties payable to others.

5.2	GROSS RESERVES

The total proved developed, proved undeveloped and total proved crude oil reserves as of December 31, 2020 for each of the three subsidiary companies are presented below for reference purposes only. These gross reserves estimates are based on a 100 percent working interest in each of the properties and include all reserves attributable to government and working interest partners.

GROSS PROVED RESERVES

AS OF DECEMBER 31, 2020

	Proved	Proved	Total
	Developed	Undeveloped	Proved
Crude Oil, Mbbl
PKKR	15,886	1,925	17,811
Kolzhan	12,554	5,867	18,421
PKVI	1,165	397	1,562
Total	29,605	8,189	37,794

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Evaluation of Oil and Gas Reserves – Third Party Report	February 9, 2021

5.3	NET PRESENT VALUES

The net present values for the proved developed, proved undeveloped and total proved crude oil reserves as of December 31, 2020 attributable to CNODCI for each of the three subsidiary companies are presented below. All of the net present values have been presented at a 10 percent discount rate.

CNODCI NET PRESENT VALUES DISCOUNTED AT 10 PERCENT

AS OF DECEMBER 31, 2020, $MM

	Proved	Proved	Total
	Developed	Undeveloped	Proved
PKKR	35	8	44
Kolzhan	42	24	65
PKVI	3	2	5
Total	80	34	114

6	BASIS OF OPINION

McDaniel & Associates Consultants Ltd. has over 60 years of experience in the evaluation of oil and gas properties. McDaniel is registered with the Association of Professional Engineers and Geoscientists of Alberta (APEGA). All of the professionals involved in the preparation of this report have in excess of five years of experience in the evaluation of oil and gas properties. Mr. Cam Boulton, Executive Vice President, supervised the preparation of this report. Mr. Boulton is a professional engineer registered with APEGA and has over 10 years of experience in the evaluation of oil and gas properties. All of the persons involved in the preparation of this report and McDaniel & Associates are independent of PKI and CNODCI.

In preparing this report, we relied upon certain factual information including ownership, well data, production data, prices, revenues, operating costs, capital costs, contracts, and other relevant data supplied by PKI. The supplied information was only relied upon where in our opinion it appeared reasonable and consistent with our knowledge of the properties; however, no independent verification of the information was made.

This report was prepared by McDaniel for the use of PKI and CNODCI for its securities filings with the SEC and is not to be used for any other purpose without the knowledge and consent of McDaniel & Associates Consultants Ltd.

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Evaluation of Oil and Gas Reserves – Third Party Report	February 9, 2021

We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available, if any data between the preparation date and the evaluation date of this evaluation were to vary significantly from that forecast, or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.
APEGA PERMIT NUMBER: P3145

/s/ Cameron T. Boulton, P. Eng.
Cameron T. Boulton, P. Eng.
Executive Vice President
February 9, 2021

CTB:jep

[20-0115]

CERTIFICATE OF QUALIFICATION

I, Cameron Boulton, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1.

That I am an Executive Vice President of McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of PetroKazakhstan Overseas Services Inc., the report entitled “CNODCI Interest in PetroKazakstan Inc. Evaluation of Crude Oil Reserves, Third Party Report, As of December 31, 2020”, dated February 9, 2021, and that I was involved in the preparation of this report. I am also registered as a Responsible Member as outlined by APEGA for McDaniel & Associates Consultant Ltd. APEGA Permit Number 3145.

2.

That I attended the Queen’s University in the years 2002 to 2006 and that I graduated with a Bachelor of Science degree in Chemical Engineering, that I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of 10 years of experience in oil and gas reservoir studies and evaluations.

3.

That I have no direct or indirect interest in the properties or securities of PetroKazakhstan Overseas Services Inc., nor do I expect to receive any direct or indirect interest in the properties or securities of PetroKazakhstan Overseas Services Inc., or any affiliate thereof.

4.

That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

Calgary, Alberta
Dated: February 9, 2021